

November 26, 2014

Via E-Mail
Alexander Karpetskiy
Chief Executive Officer
Sunrise Tours, Inc.
Holderbuschweg, 46
Stuttgart, Germany 70563

      Re: Sunrise Tours, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed November 12, 2014
              File No. 333-199210

Dear Mr. Karpetskiy:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated November 4, 2014.

General

1. We note your response to prior comment 3 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have nominal assets and that significant steps remain to commence the operations of your 3D tours business. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company.

2. We note your response to prior comment 4. You have included a number of hyperlinks to various websites in support of the data you cite. Please refer to footnote 41 of Securities Act Release No. 7856 and revise your document or advise.

Dilution

3. We note your response to prior comment 8. Please revise to include disclosure that assumes the sale of 10% and 25% of the shares you are offering.

       If you have any questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via-Email</u>
       Scott Doney, Esq.
       Clark Corporate Law Group LLP